EXHIBIT 99.1

Almaden Announces Elaine Ellingham Appointed to Board of Directors

VANCOUVER, British Columbia, March 05, 2018 (GLOBE NEWSWIRE) -- Almaden Minerals Ltd. (“Almaden” or “the Company”) (TSX:AMM) (NYSE American:AAU) is pleased to announce that Ms. Elaine Ellingham has been appointed to Almaden’s Board of Directors effective immediately.

Ms. Ellingham is a professional geoscientist with over 35 years of experience in the mining industry, having held  senior positions in several mining companies. Ms. Ellingham serves as President of Ellingham Consulting, an independent consulting firm providing geological and advisory services. She spent eight years with the Toronto Stock Exchange serving in various capacities, including four years as the TSX National Leader of Mining & International Business Development. Ms. Ellingham has also served as interim CEO and Director of Richmont Mines Inc. and Senior Vice President, Investor Relations at IAMGOLD, in addition to other corporate development experience with Campbell Resources and Rio Algom Limited. She is also an active director on the Boards of Aurania Resources, Wallbridge Mining and the Prospectors and Developers Association of Canada.

J. Duane Poliquin, Chairman of Almaden stated, "Ms. Ellingham brings a wealth of industry and governance experience and we are delighted that she has joined our Board. Her diverse background will be invaluable to Almaden as we advance the Ixtaca project through the engineering, permitting and financing stages to come”.

About Almaden
Almaden Minerals Ltd. is a well-financed company which owns 100% of the Tuligtic project in Puebla State, Mexico, subject to a 2.0% NSR royalty held by Almadex Minerals Limited. Tuligtic covers the Ixtaca Gold-Silver Deposit, which was discovered by Almaden in 2010.

On Behalf of the Board of Directors

“Morgan Poliquin”
Morgan J. Poliquin, Ph.D., P.Eng.
President, CEO and Director
Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE MKT have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs  and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.

Contact Information:

Almaden Minerals Ltd.
Tel. 604.689.7644
Email: info@almadenminerals.com
http://www.almadenminerals.com/